                           KEY ENERGY SERVICES, INC.
                         Two Tower Center - 20th Floor
                           East Brunswick, NJ 08816



                              February 29, 2000


U.S. Securities and Exchange Commission
Washington, DC 20549-0405
Attn:  John Penn

         RE:  Dawson Production Services, Inc.
              Registration Statement on Form S-3
              File No. 333-60505, filed August 3, 1998
              ----------------------------------------


Dear Mr. Penn:

         In response to your correspondence dated January 19, 2000 to Michael
E. Little, President of Dawson Production Services, Inc., the undersigned, as successor-in-interest of Dawson Production Services, Inc. hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Registration Statement on Form S-3, File No. 333-60505, filed August 3, 1998 be withdrawn. Effective September 14, 1998, Dawson Production Services, Inc. was merged into Key Energy Services, Inc. ("Key") and all outstanding shares of Dawson Production Services, Inc. were exchanged for shares of Key. The shares which were to be registered pursuant to the aforementioned registration statement are no longer outstanding.

         Please forward any and all correspondence regarding this withdrawal request to:

                       Key Energy Services, Inc.
                       Two Tower Center - 20th Floor
                       East Brunswick, NJ 08816
                       Attn:  General Counsel

                                Very truly yours,

                                KEY ENERGY SERVICES, INC.,
                                successor-in-interest of Dawson Production
                                Services, Inc.

                                By:  /s/ Francis D. John

                                         Francis D. John
                                         Chairman, President and
                                         Chief Executive Officer